Dan Gibbons +1 212 450 3222 dan.gibbons@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 davispolk.com

May 10, 2024

Re:	Grayscale Bitcoin Trust (BTC)

Revised Preliminary Information Statement on Schedule 14C

Filed April 12, 2024

File No. 001-41906

Division of Corporation Finance

Office of Crypto Assets

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Att’n:	Michelle Miller

Mark Brunhofer

David Lin

Justin Dobbie

Ladies and Gentlemen:

On behalf of our client, Grayscale Investments, LLC, a Delaware limited liability company and the sponsor (the “Sponsor”) of Grayscale Bitcoin Trust (BTC) (the “GBTC Trust”), this letter sets forth the Sponsor’s responses to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated May 1, 2024, relating to Amendment No. 1 to the GBTC Trust’s Preliminary Information Statement on Schedule 14C. The Sponsor has revised the Preliminary Information Statement on Schedule 14C and is filing Amendment No. 2 to the Preliminary Information Statement on Schedule 14C (as amended, the “Information Statement”) together with this response letter.

For your convenience, we have reproduced the Staff’s comments preceding the Sponsor’s responses below. All capitalized terms used and not defined herein shall have the meaning given to them in the Information Statement. Where applicable, we also make reference to the registration statement on Form S-1 (333-277837) filed by Grayscale Bitcoin Mini Trust (BTC) (the “BTC Trust”) on March 12, 2024, as amended by Amendment No. 1 filed on April 12, 2024, Amendment No. 2 filed on May 8, 2024, and as may be further amended from time to time (the “BTC Trust Registration Statement”).

Revised Preliminary Information Statement on Schedule 14C

Trading Between the Record Date and the Distribution Date, page 19

1.

Please provide us with a comparison of how the trading of GBTC and BTC Shares between the Record Date and the Distribution Date would compare with a typical corporate spin-off transaction. In particular, please explain why there will be no regular-way market for GBTC Shares or when-issued market for BTC Shares. Please also discuss how this impacts your no sale analysis under Section 2(a)(3) of the Securities Act.

Response

The Sponsor has addressed each of the Staff’s comments as follows:

•	Please provide us with a comparison of how the trading of GBTC and BTC Shares between the Record Date and the Distribution Date would compare with a typical corporate spin-off transaction.

Trading in corporate spin-off transactions

While the Sponsor cannot speak with any authority as to what a “typical” corporate spin-off transaction entails, and the Sponsor notes that corporate spin-off transactions have been consummated without the issuers involved facilitating “regular-way” or “when-issued” trading markets for the securities involved, the Sponsor has included the below description of what would occur in a corporate spin-off transaction in which the issuers involved do elect to facilitate such trading markets between the relevant record date and distribution date:

•

The “when-issued” trading market refers to the period of time after the declaration of a spin-off distribution has been authorized by the parent entity’s board of directors, and a record date has been established, but prior to the actual issuance and/or distribution of shares of the spin-off subsidiary’s stock (which occurs on the distribution date). During this time, the subsidiary’s stock trades on a conditional or when-issued basis, often commencing on the trading date immediately prior to the record date for the distribution and ending on the distribution date.

•

During this time, in addition to the when-issued market for the subsidiary’s stock, it is possible that a second market will be established for the parent company’s stock, which is referred to as the “regular-way” trading market, in which the parent’s shares trade along with the right to receive shares of the subsidiary’s stock on the distribution date.

•

Finally, the “ex-distribution” market describes the trading market that will continue for the parent company’s shares, without the right to receive shares of the subsidiary’s stock on the distribution date. In the “ex-distribution” market, on the “ex dividend” date (i.e., the day on which the parent company’s shares first trade without the right to receive shares of the subsidiary’s stock), the parent company’s stock price will decline by an amount equal to the amount of the distribution, i.e., the value attributable to the shares of the subsidiary’s stock that will be distributed (and is therefore no longer reflected in the parent company’s stock price).

Investors who purchase parent company shares in the “regular-way” trading market or subsidiary shares in the “when-issued” market between the record date and the distribution date receive a “due bill,” and such trades are typically settled two days following the distribution date.

Trading of the GBTC Shares and the BTC Shares

The Sponsor advises the Staff that the GBTC Shares will go “ex dividend” on the Record Date, meaning that any investors who purchase GBTC Shares in the open market on the Record Date will not be entitled to receive the distribution of BTC Shares in respect of such GBTC Shares (since such trades will settle after the Record Date). As such, and consistent with the “ex-distribution” market described above with respect to parent company shares in a corporate spin-off, the Sponsor expects that the secondary market trading price of GBTC Shares will decline as of the opening of trading on the Record Date (which is also the “ex dividend” date), in an amount that corresponds to the value attributable to the BTC Shares that will be distributed and amount of Bitcoins that will be contributed to the BTC Trust on the Distribution Date (i.e, the

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value of the Bitcoin comprising the BTC Bitcoin Portion). For purposes of this discussion, the Sponsor refers to the secondary market trading price of GBTC Shares prior to such expected decline in share price as the “pre-distribution price,” and the price of GBTC Shares following such expected decline in share price as the “post-distribution price.”

If a GBTC Shareholder sells GBTC Shares prior to the Record Date, they will be selling shares at the pre-distribution price, because the settlement of such trade will occur on or prior to the close of trading on the Record Date (and the purchaser will therefore be entitled to receive their pro rata portion of the distribution of BTC Shares on the Distribution Date, assuming such purchaser continues to hold such GBTC Shares through the Record Date). Conversely, if a GBTC Shareholder sells GBTC Shares on the Record Date, they will be selling shares at the post-distribution price, because the settlement of such trade will occur after the Record Date (and the seller will therefore remain entitled to receive their pro rata portion of the distribution of BTC Shares on the Distribution Date. As such, neither buyers nor sellers of GBTC Shares will sacrifice any value as a result of trading activity during this period of time despite the expected decline in GBTC Share price which will occur on the Record Date, as the expected difference between the pre-distribution price and the post-distribution price is equal to the expected value of the BTC Shares – and the entitlement to receive such BTC Shares will rest with (i) the buyer, in situations where the buyer has paid the pre-distribution price for GBTC Shares (i.e. trades struck prior to the Record Date) or (ii) the seller, in situations where the buyer has paid the post-distribution price for GBTC Shares (i.e. trades struck on the Record Date).

Moreover, the Sponsor has determined that it will waive the Sponsor’s Fee with respect to the BTC Bitcoin Portion during the period between the Record Date and the commencement of trading of the BTC Shares on NYSE Arca (which the Sponsor currently anticipates will be the trading day following the Distribution Date), such that no GBTC Shareholder will pay any fees or otherwise forgo any value with respect to their pro rata entitlement to the BTC Bitcoin Portion during this time. The Sponsor advises the Staff that this waiver will further accrue to the benefit of GBTC Shareholders, who on the Distribution Date will receive BTC Shares corresponding to their pro rata share of the BTC Bitcoin Portion as of the close of business on the Record Date, without any reduction in the number of Bitcoin underlying such BTC Shares to account for the accrual of the Sponsor’s Fee in such intervening period (in addition to the materially lower Sponsor’s Fee that will be applicable to the BTC Shares once they begin trading on NYSE Arca vis-à-vis the GBTC Shares). The Sponsor has revised the disclosure on pages 1, 2, 4, 5, 13, 21 and 26 of the Information Statement to reflect its waiver of the Sponsor’s Fee with respect to the BTC Bitcoin Portion during the period between the Record Date and the commencement of trading of the BTC Shares on NYSE Arca (which the Sponsor currently anticipates will be the trading day following the Distribution Date).

•	In particular, please explain why there will be no regular-way market for GBTC Shares or when-issued market for BTC Shares.

The Sponsor advises the Staff that it does not intend to take steps to facilitate a “regular-way” trading market for the GBTC Shares or “when-issued” trading market for the BTC Shares due in large part to the inherent nature of exchange-traded commodity products, which do not lend themselves to this tripartite model of trading that is often seen in corporate spin-offs. Because both the GBTC Trust and BTC Trust (for purposes of this discussion, each a “Trust”) are investment vehicles with an investment objective for the value of their respective shares to reflect the value of the Bitcoin held by the respective Trust, determined by reference to the Index Price, less the Trust’s expenses and other liabilities, the Sponsor believes that allowing three distinct trading markets to emerge for this very limited period of time (the Sponsor currently anticipates that the Distribution Date will be on the trading day immediately following the Record Date, with BTC Shares beginning to trade on NYSE Arca on the trading day immediately following the Distribution Date) could create confusion in the market, and the potential for undesired volatility to the extent of any unexpected divergence between the trading price of GBTC Shares in a hypothetical “regular-way” market as compared with the combined trading price of the GBTC Shares in the “ex-distribution” market and the trading price of BTC Shares in a hypothetical “when-issued” market.

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Unlike in a corporate spin-off, where the issuer involved is likely not issuing or repurchasing its shares during the periods between the declaration date, the ex dividend date/record date and the distribution date, the GBTC Trust will continue to process creations and redemptions throughout these periods of time, which is consistent with meeting its investment objective. This continuous creation and redemption of GBTC Shares is necessary in order to allow the arbitrage mechanism to function appropriately. These creations and redemptions will continue to occur based on the NAV of the GBTC Trust, which will be published on the GBTC Trust’s website and continue to be publicly available in the same way that its NAV is currently made available. Similar to the discussion above with respect to secondary market trading prices, the NAV of the GBTC Trust will also decline in an amount that corresponds to the amount of Bitcoins to be contributed from the GBTC Trust to the BTC Trust, reducing the net assets of the GBTC Trust. Any GBTC Shares that are created on or prior to the Record Date will be entitled to receive the BTC Shares in the Initial Distribution, and any GBTC Shares that are created after the Record Date will not be so entitled. As a result, the NAV of the GBTC Trust will experience a decline at the end of trading on the Record Date, when a reduced NAV will be published reflecting the net assets of the GBTC Trust after giving pro forma effect to the Initial Distribution. For purposes of this discussion, the Sponsor refers to the NAV of the GBTC Trust prior to such expected decline as the “pre-distribution NAV,” and the NAV of the GBTC Trust following such expected decline as the “post-distribution NAV.”

To illustrate this further:

•

Prior to the Record Date, the NAV that the GBTC Trust publishes will be the pre-distribution NAV. This is because any creation or redemption orders placed prior to the Record Date will settle on or prior to the Record Date, and will therefore be consummated prior to determining the GBTC Shareholders of record for purposes of the Initial Distribution.

•	In the case of a creation order that settles on or prior to the Record Date, the holder of the created GBTC Shares will be entitled to receive BTC Shares in the Initial Distribution.

•

In the case of a redemption order that settles on or prior to the Record Date, the holder of the redeemed GBTC Shares will not be entitled to receive BTC Shares in the Initial Distribution as the GBTC Shares will no longer be outstanding as of the close of trading on the Record Date.

•

At the close of trading on the Record Date, the NAV that the GBTC Trust publishes will be the post-distribution NAV, reflecting a decline in its net assets corresponding to the Bitcoins that are to be distributed in the Initial Distribution. This is because any creation or redemption orders placed on or after the Record Date will settle after the Record Date, and will therefore be consummated after determining the GBTC Shareholders of record for purposes of the Initial Distribution.

•	In the case of a creation order that settles after the Record Date, the holder of the created GBTC Shares will not be entitled to receive BTC Shares in the Initial Distribution.

•

In the case of a redemption order that settles after the Record Date, the holder of the redeemed GBTC Shares will be entitled to receive BTC Shares in the Initial Distribution as the GBTC Shares will still be outstanding as of the close of trading on the Record Date.

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The Sponsor advises the Staff that allowing three distinct trading markets from and after the time the distribution is declared—representing interests in vehicles (including two hypothetical vehicles) which would have distinct net asset values—would not be feasible or realistic for an exchange-traded commodity product that is continuously creating and redeeming its shares. In order for this to occur, there would need to be a hypothetical entity (and hypothetical authorized participants) creating or redeeming shares representing interests in all three of these vehicles. One of these vehicles would theoretically create and redeem shares solely on the basis of the pre-distribution NAV of the GBTC Trust throughout these periods – this would be the equivalent of a “regular-way” market for GBTC Shares, and a second of these vehicles would theoretically create and redeem shares representing interests solely on the basis of the anticipated NAV of the BTC Trust throughout these periods – this would be the equivalent of a “when-issued” market for BTC Shares. But in reality, only one entity will actually be creating and redeeming shares during such period, with actual authorized participants as counterparties. If these three hypothetical issuers did exist, and were creating and redeeming shares throughout this period, this would require the publishing and updating of three distinct net asset values, which the Sponsor believes would result in significant confusion among market participants—in particular as new GBTC Shares are actually created (or existing GBTC Shares are actually redeemed) during this period, leading to fluctuations in the actual NAV of GBTC that would have no impact on the net asset value attributable to these other hypothetical entities (which would not actually be creating or redeeming any shares).

As described in the Information Statement, Authorized Participants will not create or redeem any BTC Shares until the commencement of trading of the BTC Shares on NYSE Arca, (which the Sponsor currently anticipates will be the trading day following the Distribution Date), with the BTC Shares to be distributed to GBTC Shareholders serving as the “Initial Distribution Creation Basket” and Authorized Participants engaging in the continuous creation and redemption of BTC Shares thereafter. The Sponsor believes that this sequencing of events will allow for an orderly trading market for BTC Shares to develop, with full transparency and a fully functioning arbitrage mechanism at the time when investors begin trading the BTC Shares, enabling the BTC Trust to meet its investment objective. This model will also ensure that investors are not buying and selling BTC Shares (or entitlements to receive BTC Shares) at a time when no authorized participants are creating and redeeming BTC Shares, and therefore no arbitrage mechanism would exist. The Sponsor further advises the Staff that, to the extent a “regular-way” trading market for the GBTC Shares were to exist, it would also not be possible for the arbitrage mechanism to function because the net asset value of the GBTC Trust in such a trading market would be purely hypothetical (again, with no ability for authorized participants to create or redeem shares in a manner that is separate from creations or redemptions of GBTC Shares that trade “ex-distribution”).

• Please also discuss how this impacts your no sale analysis under Section 2(a)(3) of the Securities Act.

The Sponsor respectfully advises the Staff that the foregoing discussion does not impact its “no sale” analysis under Section 2(a)(3) of the Securities Act, as previously provided in its response letter dated April 12, 2024, in response to Comment 2 from the Staff. As discussed therein and in the response above, if an investor holds GBTC Shares as of the close of business on the Record Date, they will become entitled to receive their pro rata portion of the BTC Shares on the Distribution Date. As such, GBTC Shareholders will retain the same proportionate exposure in the Bitcoin underlying their GBTC Shares (including their GBTC Shares and BTC Shares) as a result of the Initial Distribution. Furthermore, because the post-distribution share price is expected to equal the pre-distribution share price less an amount equal to the expected value of the BTC Shares, the transaction does not constitute a disposition “for value” as GBTC Shareholders will not provide any consideration for the BTC Shares. What GBTC Shareholders receive and hold immediately following the Initial Distribution will have the same value as what they held prior to the Initial Distribution. This neutral-value proposition is identical to that of the spin-off transactions to which the Staff has expressed its view in Staff Legal Bulletin No. 4 that Section 5 of the Securities Act does not apply, and the presence or absence of a “regular-way” or “when-issued” trading market does not impact such analysis or legal conclusion.

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Creations and Redemptions Between the Record Date and the Distribution Date, page 20

2.

We note that the description of the Basket calculation in this section excludes the BTC Bitcoin Portion for the period between the Record Date and the Distribution Date. Please tell us how this description is consistent with the disclosure in your prospectus for your continuous offering of GBTC Shares. Please also tell us whether and to what extent your NAV, Principal Market NAV or any other metrics or calculations will be modified during the period between the Record Date and Distribution Date.

Response

The Sponsor advises the Staff that, prior to the Record Date, it will declare an in-kind dividend on the GBTC Shares, in the form of a distribution to GBTC Shareholders as of the close of trading on the Record Date, with BTC Shares serving as a vehicle to distribute the underlying Bitcoin corresponding to the BTC Bitcoin Portion, which dividend will be conditional on the BTC Trust Registration Statement having been declared effective by the Staff on the Record Date. Assuming that such condition is satisfied as of the Record Date, then on the Distribution Date, GBTC will distribute BTC Shares to GBTC Shareholders as of the Record Date.

In this regard, the Sponsor advises the Staff that Section 3805 of the Delaware Statutory Trust Act, to which the GBTC Trust is subject, states that “at the time a beneficial owner becomes entitled to receive a distribution, the beneficial owner has the status of, and is entitled to all remedies available to, a creditor of the statutory trust with respect to the distribution.” As such, GBTC Shareholders will become entitled to receive the previously declared dividend of BTC Shares as of the Record Date, assuming the condition stated above has been satisfied as of such date. At such time, the GBTC Trust will account for the BTC Bitcoin Portion as a Distribution Payable under U.S. GAAP, which will have the effect of reducing the Net Assets of the GBTC Trust by the amount of the BTC Bitcoin Portion. After such time, the Trust’s NAV calculated in accordance with U.S. GAAP will not reflect the BTC Bitcoin Portion, and would only reflect the GBTC Bitcoin Portion, subject to any other required adjustments (such as further reduction for accrual of the Sponsor’s Fee on the GBTC Portion, or further adjustments as a result of pending creation and redemption orders).

The disclosure in the prospectus for the continuous offering of GBTC Shares refers readers to the GBTC Trust’s Annual Report on Form 10-K (the “Annual Report”) for a detailed description of how the GBTC Trust’s NAV and NAV per Share are calculated. The Sponsor acknowledges the Staff’s comment that the calculation of NAV as previously set forth in the Annual Report did not contemplate situations in which the GBTC Trust incurs an obligation in the form of a Distribution Payable which reduces its Net Assets, and has made a clarifying amendment to the Trust Agreement of the GBTC Trust in order to accurately provide a calculation of NAV that reflects a reduction in the Net Assets of the GBTC Trust resulting from declared in-kind dividends where the GBTC Trust has an obligation to make a distribution to its shareholders. The Sponsor further advises the Staff that the Information Statement has been revised to disclose this clarifying amendment to the calculation of NAV to GBTC Shareholders, and the GBTC Trust filed a current report on Form 8-K on May 7, 2024, which serves to modify and supersede the previously disclosed calculation of NAV in the GBTC Trust’s Exchange Act reports.

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For ease of the Staff’s reference, the Sponsor has provided below the full text of the GBTC Trust’s calculation of NAV, with changes attributable to the clarifying amendments described above reflected with bold/underlined text:

On each business day at 4:00 p.m., New York time, or as soon thereafter as practicable (the “Evaluation Time”), the Sponsor will evaluate the Bitcoins held by the Trust and calculate and publish the NAV of the Trust. To calculate the NAV, the Sponsor will:

1.	Determine the Index Price as of such business day.

2.

Multiply the Index Price by the Trust’s aggregate number of Bitcoins owned by the Trust as of 4:00 p.m., New York time, on the immediately preceding day, less the aggregate number of Bitcoins payable as the accrued and unpaid Sponsor’s Fee as of 4:00 p.m., New York time, on the immediately preceding day.

3.

Add the U.S. dollar value of Bitcoins, calculated using the Index Price, receivable under pending creation orders, if any, determined by multiplying the number of the Creation Baskets represented by such creation orders by the Basket Amount and then multiplying such product by the Index Price.

4.	Subtract the U.S. dollar amount of accrued and unpaid Additional Trust Expenses, if any.

5.

Subtract the U.S. dollar value of the Bitcoins, calculated using the Index Price, which are either (i) to be distributed under pending redemption orders, if any, determined by multiplying the number of Baskets to be redeemed represented by such redemption orders by the Basket Amount and then multiplying such product by the Index Price, or (ii) to be distributed to Shareholders pursuant to a binding obligation of the Trust following the declaration of an in-kind dividend (including through interests in any liquidating trust or other vehicle formed to hold such Bitcoins) (the amount derived from steps 1 through 5 above, the “NAV Fee Basis Amount”).

6.	Subtract the U.S. dollar amount of the Sponsor’s Fee that accrues for such business day, as calculated based on the NAV Fee Basis Amount for such business day.

Finally, the Sponsor advises the Staff that its Principal Market NAV would be calculated to reflect the same reduction in the Net Assets of the GBTC Trust in accordance with U.S. GAAP. After giving effect to this clarifying amendment described above, neither NAV nor Principal Market NAV, nor any other metrics or calculations used by the GBTC Trust, will be modified during the period between the Record Date and Distribution Date.

Summary Unaudited Pro Forma Financial Information, page 21

3.	We note your response to prior comment 1 and your pro forma financial information beginning on page 21. Please address the following:

•

Revise the third paragraph of your introduction to the unaudited pro forma financial statements to reflect the current requirements of Rule 11-02 of Regulation S-X. In this regard, pro forma financial statements are no longer limited to adjustments that are directly attributable to the transaction for which pro forma effect is being given, being factually supportable and, with respect to a statement of comprehensive income, expected to have a continuing impact; and

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•

We are unable to recompute all the amounts presented in your pro forma financial statements based on the descriptions in the summary. Revise your presentation to include notes for all pro forma adjustments that clearly explain the assumptions underlying the calculations for the adjustments and to separately present transaction accounting adjustments versus management’s adjustments. Refer to Rules 11-02(a)(6)(i), 11-02(a)(7) and 11-02(a)(8) of Regulation S-X.

Response

The Sponsor has revised the disclosure on pages 22-24 of the Information Statement in response to the Staff’s comment.

Incorporation of Certain Information by Reference, page 25

4.

We note your response to prior comment 7 that Exchange Act Rule 12b-23(c) permits you to incorporate by reference the filings of the BTC Trust, including the BTC Trust Registration Statement, to satisfy the requirements of Item 13 of Schedule 14A in this filing. However, we note that Exchange Act Rule 12b-23(c) states, “[a]ny document or part thereof filed with the Commission . . . may be incorporated by reference as an exhibit to any statement or report filed with the Commission by the same or any other person” (emphasis added). Since there is no exhibit provision for Schedule 14C, it does not appear that you may incorporate the BTC Trust Registration Statement by reference into your filing. Please revise to provide the disclosures, as appropriate and required, in the information statement on Schedule 14C.

Response

While the Sponsor respectfully disagrees with the Staff’s assertion that Schedule 14C does not permit incorporation by reference to the filings of the BTC Trust, in the interest of resolving the Staff’s comments expediently, the Sponsor has revised the Information Statement so as to not incorporate the BTC Trust Registration Statement by reference. The Sponsor has included excerpted sections from the BTC Trust Registration Statement as Annex A attached to the Information Statement, the inclusion of which satisfies the provision of adequate information about the transaction, the BTC Trust and the BTC Shares to GBTC Shareholders and the trading markets in accordance with Staff Legal Bulletin No. 4.

* * *

In connection with its response to the Staff’s comments, the Sponsor acknowledges that the Sponsor and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please do not hesitate to contact Joseph Hall, at (212) 450-4565 or joseph.hall@davispolk.com, or me, at (212) 450-3222 or dan.gibbons@davispolk.com, with any questions you may have with respect to the foregoing.

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Very truly yours,

/s/ Dan Gibbons
Dan Gibbons

cc:	Michael Sonnenshein

Craig Salm

Jake Karlsruher

Joseph A. Hall

Davis Polk & Wardwell LLP

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